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02 FEB 12 AM 8:41

GOLDCORP INC.

82-1106

02015060

NEWS RELEASE

SUPPL

TWO FOR ONE STOCK SPLIT
SPECIAL MEETING OF SHAREHOLDERS – MARCH 21, 2002

Toronto, February 11, 2002 – GOLDCORP INC. (GG: NYSE; G:TSE) is pleased to announce its intention to implement a two for one stock split, subject to shareholder approval. Goldcorp believes that a stock split will significantly enhance liquidity and exposure of the company's shares and as such will benefit all shareholders.

Shareholders of record on February 19, 2002 will be entitled to vote on this matter at a Special Meeting to be held on Thursday March 21, 2002 at 10:00 a.m. in the Royal York Hotel, Confederation Room #5, Main Mezzanine Level, 100 Front Street West, Toronto, Ontario. Prior to this meeting, on February 22, 2002, shareholders will be mailed formal notice of the meeting, an information circular and proxy form.

Goldcorp is a North American based gold producer. By market capitalization, we are in the top ten of gold producers globally. Gold production comes from our Red Lake Mine in Northwestern Ontario, Canada and our Wharf Mine in the historic Lead Mining district in the Black Hills of South Dakota, USA. The Red Lake Mine is one of the richest gold mines in the world. In addition we own an industrial minerals operation in Saskatchewan, Canada. All of our operations are 100% owned. Goldcorp is listed on the **New York** and **Toronto Stock Exchanges** under the trading symbols of **GG** and **G**, respectively. The company is in excellent financial condition, with no debt and positive free cash flow and earnings. **Goldcorp's production is unhedged, which allows its shareholders to participate fully in a rising gold price environment.**

PROCESSED

FEB 14 2002

THOMSON FINANCIAL

dlw 2/12

For further information, please contact:

Chris Bradbrook
Vice President, Corporate Development
Telephone: (416) 865-0326
Facsimile: (416) 361-5741
Email: cbradbrook@goldcorp.com

General enquiries: (800) 813-1412
(Canada and United States)

Corporate Office:
Goldcorp Inc.
145 King Street, West, Suite #2700
Toronto, Ontario
Canada M5H 1J8

Email: info@goldcorp.com
Website: www.goldcorp.com

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02 FEB 12 AM 8:52

GOLDCORP INC.

NEWS RELEASE

2001 YEAR END GOLD RESERVE & RESOURCE ESTIMATES
RESERVES: 2.05 oz/ton (70.5 gm/ton)
RESOURCES: 2.84 oz/ton (97.3 gm/ton)

Toronto, February 7, 2002 – GOLDCORP INC. (GG: NYSE; G:TSE) is pleased to announce the results of its independently audited reserve and resource estimation and a discussion of the exploration successes for the year ending December 31 2001, and outlook for 2002. **These estimates are based on a gold price of US$275 per ounce.**

HIGHLIGHTS OF 2001

- **Proven and probable high grade gold reserves at the Red Lake Mine are estimated to be 1.85 million tons at a grade of 2.05 ounces per ton gold (opt) (70.5 grams per tonne (gpt)) for a total gold content of 3.8 million ounces.**
- **High grade resources at the Red Lake Mine are estimated to be 484,000 tons at a grade of 2.84 opt (97.3 gpt) for a total gold content of 1.4 million ounces.**
- **After extracting a total of 535,000 ounces during 2001, total high grade reserves and resources are estimated to be 5.2 million ounces.**
- **During 2001, two thirds of the exploration budget was directed at targets outside of the High Grade Zone (HGZ) to identify additional economic bodies of mineralization. Initial results are most encouraging.**
- **The HGZ remains open at depth.**

RED LAKE MINE – BALANCING RESERVE EXPANSION AND EXPLORATION

A decision was made at the beginning of 2001 to balance reserve and resource expansion of the HGZ with exploration of other targets. **The majority (two thirds) of the 2001 exploration expenditures were directed at targets other than the HGZ.** As a result of this a number of highly prospective exploration targets in the Red Lake Mine were tested in 2001. These included not only immediate extensions of HGZ reserves and resources, but also other targets within and adjacent to the Mine. Expansion of the HGZ at depth was constrained in 2001 by available underground access, and was therefore primarily aimed at replacing mined material. **Initial exploration of other target areas has yielded encouraging results.**

A priority in 2002 will be to establish underground access to facilitate more extensive exploration of the HGZ at depth, with the goal of a more substantial increase in the reserves and resources of this high grade mineralization. **However, two thirds of the 2002 exploration**

budget of $12 million within the Red Lake Mine will continue to be directed to exploration of targets other than the HGZ. These will include extensions of lower grade sulphide mineralization within the mine in addition to exploration for both high grade and lower grade mineralization further to the east (Far East Zone).

RED LAKE - 2002 EXPLORATION TARGETS

Exploring the World's Richest Gold District

The Red Lake Mine is the richest gold mine in the world. Past production from other mines in the area has also been from higher grade ore than many of the World's other gold mining areas. Comparisons to other major gold districts suggest Red Lake is still relatively early in its history of discovery. We believe therefore, that the Red Lake area currently offers one of the most exciting exploration opportunities anywhere in the World. We are the dominant landholder in the Red Lake area around the past and presently producing mines.

The significance and unique nature of the HGZ of the Red Lake Mine is now well known and understood. However, perhaps less well (if at all) appreciated is the fact that it is part of a much larger and extremely significant orebody. **Consider that the total of current reserves and resources together with mined material at the Red Lake Mine is more than 10 million ounces of gold at an average grade of 0.76 opt (26.1 gpt)!** We believe that the limits of this orebody have yet to be defined. It represents an extremely significant and unique mineral deposit. The existence of such an orebody indicates the richness and potential of the Red Lake area.

The exploration program for 2002 at the Red Lake Mine has a budget of $12 million and will focus on 4 principal target areas. First, to test for the vertical continuation of all zones comprising the HGZ. **Second**, to test for lateral extensions of the HGZ to the east and west. **Third**, to explore for extensions of the lower grade sulphide mineralization at depth, within, and adjacent to, the Red Lake Mine; and **Fourth**, to test (by surface and underground drilling) for continuation of Far East mineralization to the east. An additional $4 million is budgeted for regional exploration outside the Red Lake Mine.

RED LAKE MINE – HIGH GRADE MINERALIZATION

Update From Interim Reserve Estimation

On 12 September, 2001 an interim reserve estimation was released for the high grade mineralization at the Red Lake Mine. This estimation was effective for data up to 31 July, 2001. Prior to this the amount of gold eventually extracted had been consistently underestimated (by a significant margin). The interim estimation applied mining and processing experience to more accurately measure the reserve and resource grades. While the reserve and resource grades of the high grade mineralization in the current estimation (effective 31 December 2001) show substantial increases relative to the estimation at the end of 2000, this was previously addressed in the interim reserve estimation.

Relative to this interim estimation the high grade reserves have remained essentially constant, with respect to tons, grade and contained gold. High grade ore reserves are now **1.85 million tons** at a grade of **2.05 opt (70.5 gpt)** for a total gold content of **3.80 million ounces**. The total

contained gold in the resources have increased by 8% relative to the interim estimation as a result of modest increases in both tons and grade. High grade resources are now **484,000 tons** at a grade of **2.84 opt (97.3 gpt)** for a total gold content of **1.37 million ounces.**

Mine Life Increasing
While the tonnage of the HGZ has increased only modestly (3%) from year end 2000 to year end 2001, it is significant since it indicates all reserve material extracted in 2001 has been replaced with new ore reserves. During 2001 246,618 tons of ore were extracted from the Red Lake Mine with a grade of **2.26 opt (77.5 gpt)** for a total gold content (excluding material stockpiled in concentrate) of 535,000 ounces.

At the end of 2001 (after one full year of commercial production) the life of the reserves has increased to 7.8 years, and the life of the resources has increased to 2.0 years. Relative to the end of 2000 the mine life of the high grade reserves and resources has increased by a total of 0.5 years.

Confidence Level Increasing for High Grade Reserves and Resources
At the end of 2001, 66% of the high grade reserves (on a tonnage basis) were within the proven category, while the remaining 34% were classified as probable. The proven category has the highest level of confidence associated with it as a result of additional drill testing and sampling. This is a substantial increase in the confidence level for the high grade reserves relative to year end 2000 when only 39% of reserves were in the proven category.

The confidence level also grew for the high grade resources during 2001. At the end of the year 48% of the resources were in the measured and indicated category, while the remaining 52% were in the inferred category. The measured and indicated category is associated with the highest degree of confidence for resources. This is a tremendous increase in the confidence level of the resources relative to year end 2000 when none of the resource material was in the measured and indicated category.

Mineralization Remains Open at Depth
At the beginning of 2001 the goal was to establish the potential for doubling the vertical extent of the highest grade zone of the HGZ – the Hanging Wall 5 Zone (HW5). By year end 2001 work was 80% towards achieving this goal. During 2002 efforts will be focused towards exploring for the extensions at depth of the other zones which, in combination with the HW5, make up the HGZ.

RED LAKE MINE – LOWER GRADE SULPHIDE MINERALIZATION INCREASING

Resources Expanding
Proven and Probable reserves of the lower grade sulphide mineralization have remained relatively constant from year end 2000. These **reserves** are now **1.36 million tons** at a grade of **0.37 opt (12.8 gpt)** for a total gold content of **507,000 ounces.** Sulphide resources however, have increased by 118% since year end 2000 to **893,000** tons at a grade of **0.34 opt (11.53 gpt)** for a total gold content of **300,000 ounces.**

Prior to mining the HGZ, the lower grade sulphide mineralization was extracted from 1948 to 1996. It was mined to a vertical depth of 4400 feet (ft) (1341 metres (m)). Further exploration prior to and during 2001 has identified this mineralization an additional 3000 ft (915 m) to 7400 ft. Potential extensions (both laterally and vertically) of this sulphide mineralization will be one of the main exploration targets for 2002.

WHARF MINE

Reserves at the Wharf Mine have declined to 17.14 million tons grading 0.03 opt (1.06 gpt) for a total gold content of 530,000 ounces.

QUALIFIED PERSON

The reserve estimation has been prepared under the guidance of Gilles Filion, P.Eng. (OIQ), Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. The estimation has been audited by Watts, Griffis and McOuat, an internationally recognized geological consulting firm, based in Toronto, Ontario. All samples were analyzed by either Chemex Laboratories Ltd. of Mississauga, Ontario or SGS XRAL Laboratories of Red Lake, Ontario.

Goldcorp is a North American based gold producer. By market capitalization, we are in the top ten of gold producers globally. Gold production comes from our rich, high grade mine in Red Lake, Northwestern Ontario, Canada and our Wharf Mine in the historic Lead Mining area in the Black Hills of South Dakota, USA. The Red Lake Mine is one of the richest gold mines in the world. In addition we own an industrial minerals operation in Saskatchewan, Canada. All of our operations are 100% owned. Goldcorp is listed on the **New York** and **Toronto Stock Exchanges** under the trading symbols of **GG** and **G**, respectively. The company is in excellent financial condition, with no debt and positive free cash flow and earnings. Goldcorp's production is unhedged, which allows its shareholders to participate fully in a rising gold price environment.

For further information, please contact:

Chris Bradbrook
Vice President, Corporate Development
Telephone: (416) 865-0326
Facsimile: (416) 361-5741
email: cbradbrook@goldcorp.com

General enquiries: (800) 813-1412
(Canada and United States)

Corporate Office:
Goldcorp Inc.
145 King St. West, Suite 2700
Toronto, Ontario
Canada M5H 1J8

email: info@goldcorp.com
website: www.goldcorp.com

TABLE I (Imperial Measurement)

Goldcorp Inc.
Gold Reserves
(Calculated using a gold price of US$275 per ounce)

	December 31, 2001			December 31, 2000		
	Tons of ore (000's)	Grade (ounces per ton)	Contained ounces of gold (000's)	Tons of ore (000's)	Grade (ounces per ton)	Contained ounces of gold (000's)
Red Lake Mine						
High Grade Ore						
Proven	1,226	2.25	2,752	708	2.01	1,424
Probable	624	1.68	1,049	1,091	1.46	1,595
Sub-total	1,850	2.05	3,801	1,799	1.68	3,019
Sulphide Ore						
Proven	361	0.40	143	361	0.40	143
Probable	997	0.36	364	1,013	0.39	398
Sub-total	1,358	0.37	507	1,374	0.39	541
Total	3,208	1.34	4,308	3,173	1.12	3,560
Wharf Mine						
Proven	13,770	0.033	452	18,800	0.032	608
Probable	3,370	0.023	78	4,200	0.023	98
Total	17,140	0.031	530	23,000	0.031	706
Total Goldcorp Inc.						
Proven			3,347			2,175
Probable			1,491			2,091
Total Reserves			4,838			4,266

Gold Resources

	Tons of ore (000's)	Grade (ounces per ton)	Contained ounces of gold (000's)	Tons of ore (000's)	Grade (ounces per ton)	Contained ounces of gold (000's)
Red Lake Mine						
High Grade Ore						
Measured, Indicated	231	2.52	581			
Inferred	253	3.13	791	435	2.02	877
Sulphide Ore						
Measured, Indicated	402	0.33	131			
Inferred	491	0.35	170	411	0.33	137
Total Resources						
Measured, Indicated	633	1.12	711			
Inferred	744	1.29	960	846	1.20	1,014

Note: Reserves depletion due to mining in year 2001 is 535,000 ounces of gold at Red Lake Mine and 135,000 ounces at Wharf Mine.

TABLE II (Metric Measurement)

Goldcorp Inc.
Gold Reserves
(Calculated using a gold price of US$275 per ounce)

	December 31, 2001			December 31, 2000		
	Tonnes of ore (000's)	Grade (grams per tonne)	Contained kilos of gold	Tonnes of ore (000's)	Grade (grams per tonne)	Contained kilos of gold
Red Lake Mine						
High Grade Ore						
Proven	1,112	77.00	85,609	642	68.96	44,291
Probable	566	57.60	32,631	990	50.12	49,610
Sub-total	1,678	70.45	118,239	1,632	57.54	93,901
Sulphide Ore						
Proven	328	13.57	4,447	327	13.58	4,448
Probable	904	12.51	11,313	919	13.47	12,379
Sub-total	1,232	12.79	15,760	1,246	13.50	16,827
Total	**2,910**	**46.04**	**133,999**	**2,878**	**38.47**	**110,728**
Wharf Mine						
Proven	12,492	1.125	14,059	17,055	1.109	18,911
Probable	3,057	0.794	2,426	3,810	0.800	3,048
Total	**15,549**	**1.080**	**16,485**	**20,865**	**1.052**	**21,959**
Total Goldcorp Inc.						
Proven			104,114			67,650
Probable			46,370			65,037
Total Reserves			**150,484**			**132,687**

Gold Resources

Red Lake Mine						
High Grade Ore						
Measured, Indicated	209	86.32	18,066			
Inferred	229	107.21	24,597	395	69.12	27,278
Sulphide Ore						
Measured, Indicated	365	11.15	4,064			
Inferred	445	11.85	5,275	373	11.43	4,261
Total Resources						
Measured, Indicated	574	38.57	22,130			
Inferred	675	44.27	29,872	767	41.09	31,539

Note: Reserves depletion due to mining in year 2001 is 16,640 kilos of gold at Red Lake Mine and 4,199 kilos at Wharf Mine.

Goldcorp Inc. - 2001 Ore Reserve & Resource Estimation Supplemental Charts



Red Lake Mine - High Grade Zone
Reserves & Resources
(ounces)
Ounces of Gold (millions)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.6
0.9
1.3
2.2
2.7
3.9
5.2
Year 1995 1996 1997 1998 1999 2000 2001
*US$ $380 $380 $300 $300 $300 $275 $275
Reserve
Resource



Red Lake Mine - High Grade Zone
Reserves & Resources
(tons)
Tons (millions)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.3
0.7
1.0
1.9
2.1
2.2
2.3
Year 1995 1996 1997 1998 1999 2000 2001
Reserve
Resource

* Gold Price Assumption Used to Estimate Reserves

February, 7th, 2002


Goldcorp -
Total Reserves & Resources
(ounces)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Ounces of Gold (millions)
3.1
4.1
4.5
5.3
6.5
Reserve
Resource
Year
1997
1998
1999
2000
2001
*US$
$300
$300
$300
$275
$275


Red Lake Mine - All Zones
Reserves & Resources & Mined
(ounces)
10.0
8.0
6.0
4.0
2.0
0.0
Ounces of Gold (millions)
5.1
5.4
5.4
6.5
7.1
8.2
10.2
Year
1995
1996
1997
1998
1999
2000
2001
Sulphide mined
Reserves
Resources
HGZ mined

* Gold Price Assumption Used to Estimate Reserves

February, 7th, 2002

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02 FEB 12 AM 8:52

GOLDCORP INC.

NEWS RELEASE

2001: AN EXCELLENT START!
GOLD PRODUCTION UP 240% TO 607,403 oz, COSTS FALL 60% TO $85/oz
CASH FLOW $1.16/SHARE and EARNINGS $0.64/SHARE
SHARE PRICE UP 108% in $CDN, 101% in $US

(All amounts in this news release are expressed in United States dollars, unless otherwise indicated.)

Toronto, February 7, 2002 – GOLDCORP INC. (GG: NYSE; G:TSE) is pleased to announce that its financial and operating results for the year ending December 31, 2001 established record highs for gold production and cash flow and earnings per share, and record lows for production costs. **We met or exceeded all previous forecasts.** For the year 2001, Goldcorp generated **$1.16 and $0.64 per share of cash flow and earnings**, respectively. Relative to the year 2000, **cash flow increased by 1180%** while **earnings increased dramatically.**

LOW COST PRODUCTION GROWTH

Gold production for 2001 was a record **607,403 ounces** at a **cash cost of $85 per ounce.** Compared to 2000, this represents a **240% increase in production** and a **62% decrease in cash costs.** The **Red Lake Mine**, in its first year of commercial operation, **produced 503,385 ounces** at a **cash cost of $59 per ounce**!

GOLD IS MONEY!

Goldcorp believes that **Gold is Money**. Therefore, it has increased its gold bullion holdings during the fourth quarter from 28,000 ounces to 1.1 tonnes or 35,000 ounces. Had this gold been sold, cash flow per share for the fourth quarter and full year 2001, respectively, would have been $0.02 and $0.10 higher than reported, while earnings per share would have been $0.01 and $0.04 higher than reported and cash would have increased by over $9 million. This gold bullion inventory is carried on the balance sheet at cost. We are currently developing a strategy with respect to the potential for more substantial increases in our bullion holdings.

FINANCIAL AND OPERATING RESULTS – UNHEDGED, DEBT FREE
FOURTH QUARTER *ended DECEMBER 31, 2001*

Cash flow from operations was **$22.7 million**, or **$0.28 per share**, compared with $8.7 million or $0.11 per share, in the fourth quarter of 2000. **Earnings** were **$12.2 million**, or **$0.15 per share**, compared with a loss of $13.6 million, or a loss of $0.17 per share in the same period of 2000.

Financial Results

	Three months ended December 31 2001	2000	Twelve months ended December 31 2001	2000
	(In millions of US dollars, except per share and per ounce amounts)			
Realized gold price ($/oz)	$ 278	$ 274	$ 271	$ 278
Actual gold price ($/oz)	278	269	271	279
Revenues	$ 39.0	$ 25.7	$ 165.7	$ 61.3
Operating cash flow	22.7	8.7	95.6	7.5
Per Share: Basic	0.28	0.11	1.16	0.09
Diluted	0.27	0.11	1.14	0.09
Reported earnings (loss)	$ 12.2	$ (13.6)	$ 52.8	$ (19.3)
Per Share: Basic	0.15	(0.17)	0.64	(0.24)
Diluted	0.14	(0.17)	0.63	(0.24)
Bullion adjusted cash flow				
Per Share: Basic	$ 0.30	$ 0.13	$ 1.26	$ 0.11
Diluted	0.29	0.13	1.23	0.11
Bullion adjusted earnings (loss)				
Per Share: Basic	$ 0.16	$ (0.17)	$ 0.68	$ (0.24)
Diluted	0.15	(0.17)	0.67	(0.24)

During the quarter, gold production was **138,451 ounces** at a **cash cost of $86 per ounce** sold. This compares with 82,074 ounces at a cash cost of $204 per ounce in the fourth quarter 2000. In its 4th quarter of commercial production, the **Red Lake Mine** produced **113,694 ounces** at a **cash cost of $60** per ounce sold. The Wharf Mine produced 24,757 ounces at a cash cost of $217 per ounce compared with 23,165 ounces at a cash cost of $204 per ounce during the same period in 2000.

Operating Results

	Three months ended December 31, 2001	2000	Twelve Months ended December 31, 2001	2000
Gold Production (oz)				
Red Lake Mine	113,694	58,909	503,385	85,115
Wharf Mine	24,757	23,165	104,018	93,814
Total	**138,451**	**82,074**	**607,403**	**178,929**
Production costs (US$/oz)[1]				
Red Lake Mine[2]				
Cash cost	$ 60	n/a	$ 59	n/a
Non-cash cost	28	n/a	33	n/a
Total cost	**$ 88**	n/a	**$ 92**	n/a
Wharf Mine				
Cash cost	$ 217	$ 204	$ 212	$ 223
Non-cash cost	7	18	6	18
Total cost	**$ 224**	**$ 222**	**$ 218**	**$ 241**
Average				
Cash cost	$ 86	$ 204	$ 85	$ 223
Non-cash cost	25	18	29	18
Total cost	**$ 111**	**$ 222**	**$ 114**	**$ 241**

[1] production costs are based on ounces of gold sold, which may differ from ounces of gold produced.
[2] The Red Lake Mine began commercial production on 01/01/2001

FINANCIAL AND OPERATING RESULTS
YEAR *ended DECEMBER 31, 2001*

Cash flow from operations in 2001 was **$95.6 million**, or **$1.16 per share**, compared with $7.5 million, or $0.09 per share in 2000. **Earnings** for 2001 were **$52.8 million**, or **$0.64 per share**, compared with a loss of $19.3 million or $0.24 per share in 2000.

Gold production for 2001 was **607,403 ounces** at a **cash cost of $85 per ounce sold**. This compares with production of 178,929 ounces at a cash cost of $223 per ounce sold. In its first full year of commercial production the **Red Lake Mine produced 503,385 ounces of gold at a cash cost of $59 per ounce sold.** During 2001 the Wharf Mine produced 104,018 ounces at a cash cost of $212 per ounce sold compared with 93,814 ounces at a cash cost of $223 per ounce sold for the full year 2000.

INDUSTRY LEADING MARGINS

Profit margins continue to be extremely competitive. For 2001, **our gross operating margin was 66%**, our **net profit margin was 32%** and our **return on equity 34%.**

DIVIDEND PAYMENT

A special dividend of $0.10 per share was paid on November 7, 2001. **This increased our total dividend payment for 2001 to $0.20 per share and our yield to approximately 1.6%** (based on the year end 2001 share price).

In 2002, Goldcorp intends to pay a $0.20 dividend with quarterly payments of $0.05 per share commencing in the first quarter. The plan is to provide shareholders with the option to take this dividend payment in US$, CDN$ or gold bullion.

RED LAKE MINE

EXCEPTIONAL FIRST YEAR OF COMMERCIAL PRODUCTION

During 2001, the performance of the Red Lake Mine significantly exceeded the original business plan (feasibility study) forecasted annual production of 240,000 ounces of gold at a cash cost of $88 per ounce. The 503,385 ounces produced during 2001 represents a **110% improvement from original forecasts,** while the cash cost of $59 per ounce is **33% lower.**

Fourth quarter production of 113,694 ounces resulted from the processing of 64,898 tons (at an average rate of 705 tons per day) with an average grade of 2.14 ounces of gold per ton (opt) or 73.38 grams per tonne (gpt) with a recovery rate of 88.2%. Year to date production of 503,385 ounces has resulted from the processing of 246,618 tons (at an average rate of 676 tons per day) with an average grade of 2.26 opt Au (77.50 gpt) with a recovery rate of 88.5%. This production also included 16,355 ounces from processing concentrate.

ACHIEVING EXPLORATION SUCCESS

During the fourth quarter, 2001 work continued towards the goal of doubling the vertical extent of the High Grade Zone (HGZ) to a depth of 7000 feet (ft) or 2134 metres (m). To date the main focus has been on the Hanging Wall 5 Zone (HW5) which is the highest grade zone and accounts

for 25% of our reserves. Results continued to be encouraging with intersections of up to **13.82 opt (473.7 gpt) over a length of 16.0 ft (4.9 m)** in hole 34L860DW. The deepest intersection to date identified the HW5 Zone at a vertical depth of **6763 ft (2061m)** with an average grade **5.41 opt (185.5 gpt) over a length of 8.0 ft (2.4 m)** in hole 34L860GW. This work has progressed now more than 80% towards the goal of doubling the vertical extent of the HW5 Zone.

Additional drilling continued to indicate that the Footwall Zones of the HGZ were larger and more continuous than previously thought and, perhaps most importantly, that the mineralization in these zones remains open at depth. The most significant recent intersections included **7.94 opt Au (272.2 gpt) across 4.0 ft (1.22m)** in hole 37L167 and **2.84 opt Au (97.3 gpt) across 10.0 ft (3.05m)** in hole 37L168.

PAST PRODUCTION, INTRIGUING POTENTIAL

Prior to mining the HGZ, past production from the Red Lake Mine (1948 to 1996) took place in lower grade (sulphide) mineralization, with the deepest area mined being 4400 ft (1372 m) below surface. Drilling prior to 2001 has encountered this mineralization for an additional 3000 ft (915 m) vertically. Drilling during 2001 continued to identify the continuity of this mineralization with intersections of up to **0.96 opt (32.9 gpt) across 16.4 ft (5.0 m)** in hole 37L037.

LARGE TARGET – FAR EAST ZONE

To the east of current mine workings exploration of the Far East Zone is testing the potential for additional mineralization of both the high grade type currently being mined, and the lower grade (or sulphide) type previously mined. During the fourth quarter the most significant intersection to date was obtained in hole 16L1141 with **1.42 opt Au (48.7 gpt) across 27.3 ft (8.3 m)**. To date mineralization in the Far East Zone has been encountered over a vertical extent of 5,400 ft (1646 m) and lateral distance of 1500 ft (457 m). This mineralization is located approximately 1200 ft (366m) east of the easterly limits of previous mine activity and is more than 4000 ft (1219 m) from the eastern property boundary.

2002 PRODUCTION AND EXPLORATION OUTLOOK

A decision was made to decrease production modestly at the Red Lake Mine in 2002 relative to 2001 to facilitate additional development work in support of our exploration effort. This additional development will create access points which will allow systematic exploration to test for the continuation, at depth, of all the individual zones, which together make up the HGZ and the testing of three other major exploration target areas. A minor increase in production costs at Red Lake in response to this, is forecast, although we are still forecasting low cash costs of below $70 per ounce. Relative to 2001 higher production costs at the Wharf Mine are anticipated during 2002.

For 2002 total corporate production is forecast at 570,000 ounces of gold at a cash cost of less than $100 per ounce. The contribution from Red Lake is forecast to be 475,000 ounces at a cash cost of less than $70 per ounce.

The 2002 exploration program at the Red Lake Mine will focus on 4 principal target areas. **First**, to test for the vertical continuation of all zones comprising the HGZ. **Second**, to test for lateral extensions of the HGZ to the east and west. **Third**, to explore for extensions of the lower grade sulphide mineralization at depth; and **Fourth**, to test (by surface and underground drilling) for continuation of Far East mineralization to the east.

EXPANDING INDEX MEMBERSHIP

Effective December 17, 2001 Goldcorp was added to the Gold Bugs Index (HUI) of the American Stock Exchange (AMEX). In addition, effective November 1, 2001 options on Goldcorp were listed on the prestigious Chicago Board Options Exchange (CBOE). The CBOE is the world's largest options marketplace. Both events are positive developments for our shareholders.

These developments during the fourth quarter, 2001 were the latest of several during 2001 which have helped increase the visibility and liquidity of our shares. During the second quarter, Goldcorp was also added to the Toronto Stock Exchange 100 Index and the FTSE Gold Index in London. On October 8, 2001 the company also became a member of the Philadelphia Stock Exchange Gold and Silver Index (XAU). All of these gold indices are internationally monitored as measures of the performance of gold shares.

KEY STATISTICS
(in United States dollars)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Twelve months ended December 31, 2001	Twelve months ended December 31, 2000
Operating Results				
Gold produced (ounces)	**138,451**	82,074	**607,403**	178,929
Gold sold (ounces)	**131,047**	82,300	**577,736**	176,008
Per ounce data				
Average actual gold price	**$278**	$269	**$271**	$279
Average realized gold price	**278**	274	**271**	278
Cash cost	**86**	204	**85**	223
Total cost	**111**	222	**114**	241
Financial Results *(thousands)*				
Revenue from gold sales	**$36,664**	$22,642	**$157,310**	$49,198
Total revenues	**39,013**	25,732	**165,699**	61,306
Earnings (loss) for the period	**12,171**	(13,562)	**52,820**	(19,326)
Operating cash flow	**22,733**	8,677	**95,643**	7,465
Per share data				
Earnings (loss) for the period				
Basic	**$ 0.15**	$ (0.17)	**$ 0.64**	$ (0.24)
Diluted	**0.14**	(0.17)	**0.63**	(0.24)
Operating cash flow (deficiency)				
Basic	**$ 0.28**	$ 0.11	**$ 1.16**	$ 0.09
Diluted	**0.27**	0.11	**1.14**	0.09
Weighted average number of shares	**82,523**	80,535	**82,148**	79,079

	As at Dec. 31, 2001	As at Dec. 31, 2000
Financial Position *(thousands)*		
Cash and short-term investments	**$78,104**	$17,175
Gold bullion inventory:		
Cost	**3,846**	1,049
Market	**9,694**	1,509
Working capital	**88,587**	19,242
Long-term debt	**-**	-
Shareholders' equity	**157,552**	126,548
Gold production sold forward (hedging)	**NIL**	NIL
Common shares		
Outstanding	**82,545**	81,589
Fully diluted	**89,830**	89,664

MANAGEMENT'S DISCUSSION AND ANALYSIS

Commercial production at Red Lake began on January 1, 2001, with actual mining of the high grade ore commencing in July 2000. The production from Red Lake has had a significant impact on the Company's financial position and operating results for the year ended December 31, 2001, and the comparisons with prior periods.

Earnings and Cash Flow

Goldcorp's earnings for the fourth quarter of 2001, in accordance with generally accepted accounting principles, were $12.2 million, or $0.15 per share. This compares with a loss of $13.6 million, or $0.17 per share, for the corresponding period in 2000. Operating cash flow for the quarter was $22.7 million, or $0.28 per share, compared with $8.7 million, or $0.11 per share for the corresponding period in 2000.

For the twelve months ended December 31, 2001, earnings were $52.8 million, or $0.64 per share ($0.63 on a diluted basis), compared with a loss of $19.3 million, or $0.24 per share, in 2000. Operating cash flow for the year was $95.6 million, versus $7.5 million last year. On a per share basis, operating cash flow was $1.16 per share ($1.14 diluted), compared with $0.09 per share for the same period in 2000.

Gold Bullion Held for Sale

The Company recognizes revenue under generally accepted accounting principles. Revenue is recognized when title passes to the purchaser and as a result revenue is recorded when the gold is sold not when the gold is produced. During the third quarter, management made the decision not to sell a portion of the gold production, accumulating approximately 28,000 ounces of bullion inventory at September 30, 2001. During the fourth quarter bullion inventory increased to approximately 35,000 ounces.

The Company believes that its financial performance should be measured with gold bullion recorded at its net realizable value based on the average realizable value during the period, which more accurately reflects the results of the Company's production activities and eliminates income fluctuations caused by changes in inventory levels. The recognition of gold bullion inventory at net realizable value would have resulted in earnings per share of $0.16 per share for fourth quarter in 2001 and $0.68 per share for the year ended December 31, 2001. This represents respective increases of $0.01 and $0.04 per share from the reported earnings for the three and twelve month periods ended December 31, 2001. Had the gold been sold, cash flow from operations would have increased by $0.02 and $0.10 per share during the respective three and twelve month periods to $0.30 and $1.26 per share.

	Three months ended December 31,		Twelve months ended December 31,	
	2001	2000	2001	2000
Earnings (loss) per share	$ 0.15	$ (0.17)	$ 0.64	$ (0.24)
Earnings including Gold bullion adjusted to realizable market value, net of taxes	0.01	-	0.04	-
Total	$ 0.16	$ (0.17)	$ 0.68	$ (0.24)

Operations Overview

Revenues

Consolidated revenues for the fourth quarter of 2001 were $39.0 million, an increase of $13.3 million over the corresponding period in 2000. The average realized price of gold for the quarter was $278 per ounce, compared with $274 per ounce during the same period in 2000. Total gold sales for the quarter were 131,047 ounces, compared with 82,300 ounces last year.

Red Lake Mine

	Three months ended December 31,		Twelve months ended December 31,	
	2001	2000	**2001**	2000
Tons of ore milled	**64,898**	49,289	**246,618**	74,148
Tons of ore milled per calendar day	**705**	536	**676**	403
Average mill head grade *(ounces per ton)*	**2.14**	1.55	**2.26**	1.57
Average recovery rate	**88.2%**	85.9%	**88.5%**	86.7%
Ounces of gold produced	**113,694**	58,909	**503,385**	85,115
Ounces of gold sold	**109,550**	59,100	**477,120**	82,850
Operating cost per ounce				
Cash production cost	**$ 60**	n/a	**$ 59**	n/a
Non-cash cost	**28**	n/a	**33**	n/a
Total operating cost	**$ 88**	n/a	**$ 92**	n/a

Gold production of 113,694 ounces for the fourth quarter resulted from the processing of 64,898 tons at an average grade of 2.14 ounces of gold per ton (opt Au), or 73.4 grams per tonne (gpt), with a recovery rate of 88.2%. Twelve month production of 503,385 ounces, including 16,355 ounces from concentrate, resulted from the processing of 246,618 tons at an average grade of 2.26 opt Au (77.5 gpt), with a recovery rate of 88.5%.

Wharf Mine

	Three months ended December 31, 2001	Three months ended December 31, 2000	Twelve months ended December 31, 2001	Twelve months ended December 31, 2000
Tons of ore mined *(000's)*	**1,072**	1,044	**4,345**	4,108
Tons of waste removed *(000's)*	**2,241**	1,700	**7,423**	6,917
Ratio of waste to ore	**2.09:1**	1.63:1	**1.71:1**	1.68:1
Tons of ore processed *(000's)*	**968**	1,088	**4,217**	4,161
Average grade of gold processed *(ounces per ton)*	**0.030**	0.032	**0.030**	0.031
Ounces of gold produced	**24,757**	23,165	**104,018**	93,814
Ounces of gold sold	**21,497**	23,200	**100,616**	93,158
Operating cost per ounce				
Cash production cost	**$ 198**	$ 190	**$ 197**	$ 207
Royalties and severance taxes	**19**	14	**15**	16
Total cash cost	**217**	204	**212**	223
Non-cash cost	**7**	18	**6**	18
Total operating cost	**$ 224**	$ 222	**$ 218**	$ 241

Wharf produced 104,018 ounces of gold for the 2001 year, an increase of 11% over last year. Total cash cost of $212 per ounce was $11 below last year's results.

Industrial Minerals - Saskatchewan Minerals

	Three months ended December 31, 2001	Three months ended December 31, 2000	Twelve months ended December 31, 2001	Twelve months ended December 31, 2000
Operating Data *(000's)*				
Tons produced	**32.0**	46.2	**122.2**	202.5
Tons sold	**32.1**	49.2	**120.4**	203.7
Financial Data *(in millions of US dollars)*				
Revenues	**$ 2.4**	$ 3.1	**$ 8.4**	$ 12.1
Operating profit (loss)	**0.6**	(5.8)	**2.0**	(4.8)
Operating profit before writedown	**0.6**	0.6	**2.0**	1.6
Operating cash flow	**0.6**	0.7	**2.2**	2.1

Results from Saskatchewan Minerals reflect the decision last year to close the less energy efficient Ingebrigt plant, which has resulted in lower revenues but higher operating profit. The Chaplin Plant is operating virtually at capacity.

Exploration and Reserve Development

Total exploration and reserve development expenditures for the Company were $4.6 million in the fourth quarter, compared with $3.1 million in the corresponding period last year. Of the total, $1.3 million was expensed versus $0.6 million last year.

During the year, $14.4 million was expended on exploration and reserve development, compared with $7.7 million in 2000. Of the total, $4.6 million was expensed, versus $1.4 million last year. The majority of the expenditures were in support of better defining or expanding reserves and testing of new targets in the Red Lake district.

Depreciation, Depletion and Reclamation

Depreciation, depletion and reclamation expense for the fourth quarter in 2001 was $6.9 million, compared with $3.7 million for the fourth quarter in 2000. Depreciation, depletion and reclamation expense for the year ended 2001, was $20.6 million, compared with $7.6 million during the same period last year. The increase for both the three months and year ended December 31, 2001 is due to increased production with the commencement of operations at the Red Lake Mine in August 2000. In addition, during the fourth quarter, a provision for reclamation costs at the Golden Reward Mine site was recorded, increasing depreciation, depletion and reclamation expense by $3.6 million. The Golden Reward Mine has been on care and maintenance since production ceased in 1996. Management made the decision to commence reclamation of the mine site.

Other Income

Interest and other income for the fourth quarter was $1.1 million, compared with breakeven during the same period in 2000. Interest and other income for 2001 was $2.8 million, compared with $2.3 million in 2000. The increase for both the three month and twelve month periods ended 2001 is largely the result of increased interest revenue on larger cash balances and gains recorded on foreign exchange from Canadian operations. The increase resulting from larger cash balances was partially offset by lower interest rates in 2001.

Income Taxes

The Company is subject to income and mining taxes in both Canada and the United States. In the fourth quarter of 2001, a tax provision of $5.2 million was recorded on earnings before taxes of $17.4 million. During the corresponding period in 2000, a recovery of $3.4 million was recorded on a loss before taxes of $17.0 million. During the year ended 2001, a tax provision of $28.2 million was recorded on earnings before taxes of $81.0 million. During the same period in 2000, a recovery of $6.0 million was recorded on a loss before taxes of $25.3 million. Also included in the provision recorded for 2001 was a one-time reduction as a result of recent changes to the Ontario income tax rate.

Liquidity and Capital Resources

As at December 31, 2001, the Company had no debt and had not hedged or sold forward any of its future gold production. Goldcorp's cash position increased from $17.2 million at December 31, 2000, to $78.1 million at the end of the fourth quarter

Cash flow provided by operating activities totalled $22.7 million for the fourth quarter, compared with $8.7 million during the corresponding period in 2000. For the twelve month period in 2001 cash flow from operations was $95.6 million, compared to $7.5 million during the same period in 2000. The strong cash generation is due largely to the operating results from Red Lake. During the year operating cash flow from the Red Lake Mine totalled $101.0 million, compared with a deficit of $0.5 million in 2000.

During 2001, the Company invested $19.1 million in its mining interests largely at Red Lake in support of its exploration and mine development effort.

The Company paid a $0.05 per share dividend in both the first and third quarters of 2001, totalling $8.2 million. During the fourth quarter a special dividend of $0.10 per share was declared and paid, bringing the total dividends paid in 2001 to $16.4 million, or $0.20 per share.

The Company's working capital was $88.6 million, of which $78.1 million was in cash and liquid short-term investments, and $3.9 million, or approximately 35,000 ounces of gold valued at cost, was in gold bullion inventory. The market value of the gold bullion inventory, as at December 31, 2001, was $9.7 million.

Outlook for 2002

The Company expects continuing strong operating results in 2002. During the second year of commercial production at the Red Lake Mine we are projecting production of 475,000 ounces of gold, including 25,000 ounces produced from concentrate in the second half, at a cash cost of less than $70 per ounce and a total cost of under $100 per ounce. Average mill head grade is expected to be 2.14 opt Au (73.1 gpt) with an average recovery rate of 88.7%. The production forecast is based on milling 650 tons per day, down from an average of 676 tons per day during 2001. A decision was made to decrease production modestly in 2002 relative to 2001 to facilitate additional development work in support of our exploration effort. The total exploration plan is budgeted at approximately $15 million.

Production for 2002 from Wharf is forecast at 95,000 ounces at a total cash cost of $220 per ounce. The reclamation effort at the Golden Reward Mine is expected to be substantially completed over the next two year period.

Goldcorp's balance sheet will remain strong with the necessary cash and bullion reserves to meet the expected operating and capital needs, advance its exploration program and take advantage of possible growth opportunities.

Forward-Looking Statements

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States *Securities Exchange Act of 1934*, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Financial Information

Attached are Goldcorp's Consolidated Financial Statements for the three months and year ended December 31, 2001. A complete set of our December 31, 2001 Audited Consolidated Financial Statements will be available on our website at www.goldcorp.com.

Goldcorp

Goldcorp is a North American based gold producer. By market capitalization, we are in the top ten of gold producers globally. Gold production comes from our rich, high grade mine in Red Lake, Northwestern Ontario, Canada and our Wharf Mine in the historic Lead Mining area in the Black Hills of South Dakota, USA. The Red Lake Mine is one of the richest gold mines in the world. In addition we own an industrial minerals operation in Saskatchewan, Canada. All of our operations are 100% owned. Goldcorp is listed on the **New York** and **Toronto Stock Exchanges** under the trading symbols of **GG** and **G**, respectively. The company is in excellent financial condition, with no debt and positive free cash flow and earnings. Goldcorp's production is unhedged, which allows its shareholders to participate fully in a rising gold price environment.

For further information, please contact:

Chris Bradbrook
Vice President, Corporate Development
Telephone: (416) 865-0326
Facsimile: (416) 361-5741
email: cbradbrook@goldcorp.com

Corporate Office:
Goldcorp Inc.
145 King St. West, Suite 2700
Toronto, Ontario
Canada M5H 1J8

General enquires: (800) 813-1412
(Canada and United States)

email: info@goldcorp.com
website: www.goldcorp.com

GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets (audited)
(in thousands of United States dollars)

	As at December 31, 2001	As at December 31, 2000
Assets		
Current assets		
Cash and short-term investments	$ 78,104	$ 17,175
Gold bullion inventory (market value: $9,694; 2000: $1,509)	3,846	1,049
Accounts receivable	2,963	4,549
Marketable securities	5,942	3,879
Inventories	11,588	9,655
Future income taxes	898	831
Prepaid expenses	1,071	1,023
	104,412	38,161
Mining interests, net	117,971	123,914
Deposits for reclamation costs	2,764	4,049
Future income taxes	-	2,571
Other assets	1,258	1,127
	$ 226,405	$ 169,822
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 12,747	$ 16,582
Taxes payable	3,078	2,337
	15,825	18,919
Provision for reclamation costs and other liabilities	18,270	14,727
Future income taxes	34,758	9,628
Shareholders' equity		
Capital stock	205,298	201,834
Note receivable for capital stock	(2,413)	(2,413)
Cumulative translation adjustment	(15,010)	(6,014)
Deficit	(30,323)	(66,859)
	157,552	126,548
	$ 226,405	$ 169,822

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
(in thousands of United States dollars, except per share amounts)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000
	(unaudited)		*(audited)*	
Revenues				
Gold bullion	$ 36,664	$ 22,642	$ 157,310	$ 49,198
Industrial minerals	2,349	3,090	8,389	12,108
	39,013	25,732	165,699	61,306
Expenses				
Operating	13,053	14,968	56,631	47,275
Red Lake strike settlement expense	-	-	-	5,994
Corporate administration	1,394	1,745	5,149	5,221
Depreciation, depletion and reclamation	6,938	3,662	20,552	7,635
Exploration	1,251	554	4,576	1,424
Writedown of mining interests	-	20,711	-	20,711
	22,636	41,640	86,908	88,260
Earnings (loss) from operations	16,377	(15,908)	78,791	(26,954)
Other income (expense)				
Interest and other income	1,084	(32)	2,831	2,273
Gain on marketable securities	-	896	392	1,293
Increase in provision for decline in value of marketable securities	(70)	(1,908)	(1,037)	(1,942)
	1,014	(1,044)	2,186	1,624
Earnings (loss) before taxes	17,391	(16,952)	80,977	(25,330)
Income and mining taxes (recovery)	5,220	(3,390)	28,157	(6,004)
Earnings (loss) for the period	$ 12,171	$ (13,562)	$ 52,820	$ (19,326)
Earnings (loss) per share				
Basic	$ 0.15	$ (0.17)	$ 0.64	$ (0.24)
Diluted	$ 0.14	$ (0.17)	$ 0.63	$ (0.24)
Weighted average number of shares outstanding (000's)	82,523	80,535	82,148	79,079

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Retained Earnings (Deficit)
(in thousands of United States dollars)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000
	(unaudited)		*(audited)*	
Retained earnings (deficit) at beginning of period	$ (34,286)	$ 2,829	$ (66,859)	$ 8,593
Adjustment on amalgamation with CSA Management Inc.	-	(56,276)	-	(56,276)
Dividends paid to common shareholders	(8,239)	-	(16,444)	-
Interest on note receivable for capital stock	31	150	160	150
Earnings (loss) for the period	12,171	(13,562)	52,820	(19,326)
Deficit at end of period	$ (30,323)	$ (66,859)	$ (30,323)	$ (66,859)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands of United States dollars)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000
	(unaudited)		*(audited)*	
Cash provided by (used in)				
Operating activities				
Earnings (loss) for the period	$ 12,171	$ (13,562)	$ 52,820	$ (19,326)
Items not affecting cash				
Depreciation, depletion and reclamation	6,938	3,662	20,552	7,635
Writedown of mining interests	-	20,711	-	20,711
Gain on marketable securities	-	(896)	(392)	(1,293)
Increase in provision for decline in value of marketable securities	70	1,908	1,037	1,942
Future income taxes	4,604	(3,022)	27,558	(6,435)
Other	(698)	(33)	(914)	(432)
Change in non-cash operating working capital	(352)	(91)	(5,018)	4,663
Net cash provided by operating activities	22,733	8,677	95,643	7,465
Investing activities				
Mining interests	(5,578)	(7,786)	(19,059)	(39,489)
Purchases of marketable securities and other assets	(903)	(2,255)	(2,382)	(2,715)
Proceeds from sale of marketable securities	-	2,478	690	2,478
Amalgamation with CSA Management Inc.	-	(1,271)	-	(1,271)
Decrease (increase) in deposits for reclamation costs	-	(1)	(8)	1,018
Net cash used in investing activities	(6,481)	(8,835)	(20,759)	(39,979)
Financing activities				
Issue of capital stock	409	3,277	4,745	3,922
Dividends paid to common shareholders	(8,239)	-	(16,444)	-
Net cash provided by (used in) financing activities	(7,830)	3,277	(11,699)	3,922
Effect of exchange rate changes on cash	(575)	(289)	(2,256)	(1,080)
Increase (decrease) in cash and short-term investments	7,847	2,830	60,929	(29,672)
Cash and short-term investments at beginning of period	70,257	14,345	17,175	46,847
Cash and short-term investments at end of period	$ 78,104	$ 17,175	$ 78,104	$ 17,175

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in thousands of United States dollars, tabular amounts in thousands)

1. General

These consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2001.

2. Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company's gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial mineral operations are based on the location of the customer.

	Three months ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
Gold				
Revenues:				
Canada	$ 30,646	$ 16,282	$129,586	$ 22,938
United States	6,018	6,360	27,724	26,260
	36,664	22,642	157,310	49,198
Depreciation, depletion and reclamation	6,878	3,530	20,311	7,083
Writedown of mining interests	-	14,315	-	14,315
Operating income (loss) before taxes	18,410	(8,111)	82,781	(15,935)
Expenditures for mining interests	5,526	7,780	18,991	39,084
Industrial Minerals				
Revenues:				
Canada	$ 1,203	$ 1,342	$ 4,681	$ 5,278
United States	1,146	1,748	3,708	6,830
	2,349	3,090	8,389	12,108
Depreciation, depletion and reclamation	60	132	241	552
Writedown of mining interests	-	6,396	-	6,396
Operating income (loss) before taxes	793	(5,587)	1,954	(4,869)
Expenditures for mining interests	52	6	68	405

Goldcorp Inc.
Notes to Consolidated Financial Statements

	Three months ended December 31, 2001	Three months ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000
Total				
Revenues:				
Canada	$ 31,849	$ 17,624	$134,267	$ 28,216
United States	7,164	8,108	31,432	33,090
	39,013	25,732	165,699	61,306
Depreciation, depletion and reclamation	6,938	3,662	20,552	7,635
Writedown of mining interests	-	20,711	-	20,711
Operating income (loss) before taxes	19,203	(13,698)	84,735	(20,804)
Expenditures for mining interests	5,578	7,786	19,059	39,489

Reconciliation of earnings (loss) before taxes

	Three months ended December 30, 2001	Three months ended December 30, 2000	Year ended December 31, 2001	Year ended December 31, 2000
Operating income (loss) from reportable segments before taxes	$ 19,203	$ (13,698)	$ 84,735	$ (20,804)
Gain on marketable securities	-	896	392	1,293
Increase in provision for decline in value of marketable securities	(70)	(1,908)	(1,037)	(1,942)
Interest and other income (expense)	309	(177)	2,061	1,392
Corporate expenses and other	(2,051)	(2,065)	(5,174)	(5,269)
Earnings (loss) before taxes	$ 17,391	$ (16,952)	$ 80,977	$ (25,330)

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	7838
CONNECTION TEL	
SUBADDRESS	
CONNECTION ID	
ST. TIME	02/07 23:35
USAGE T	05'13
PGS.	18
RESULT	OK